

Mail Stop 3561

April 17, 2008

Mr. R. Kerry Clark
Chairman and Chief Executive Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

> **Re:** **Cardinal Health, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed August 24, 2007**
> **File No. 001-11373**

Dear Mr. Clark:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended June 30, 2007

Note 2. Business Combinations, page 69

1. We note your response to comment one of our letter dated March 19, 2008. We further note that your Form 10-K for the fiscal year ended June 30, 2007 has been incorporated by reference into registration statements on Forms S-3 (filed September 7, 2007), S-4 and S-4/A (filed September 6, 2007 and February 11, 2008, respectively) and S-8 (filed February 7, 2008), among others. We do not object to your proposal to remove the references to the work of independent third parties in future filings. However, it appears that the third parties named in the 2007 Form 10-K are experts within the meaning of Rule 436. Because your 2007

Form 10-K has been incorporated into Securities Act registration statements, please tell us how you plan to resolve the matter with respect to those filings.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services